July 7, 2009

Via EDGAR and Overnight Mail

Tia Jenkins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:         Octus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 000-51880

Dear Ms. Jenkins:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Octus dated June 16, 2009 (the “SEC Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “10-Q”) filed by Octus.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.  Pursuant to our telephone discussions with Ms. Angela J. Halac of the Staff, accompanying this letter are drafts of Amendment No. 1 to the above-referenced Form 10-K (“10-K Amendment”) and Amendment No. 1 to the above-referenced Form 10-Q (the “10-Q Amendment” and together with the 10-K Amendment, the “Amended Filings”), which the Company proposes to file with the Commission, marked to show changes from those documents as originally filed.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

1.
We note your disclosure that your “disclosure controls and procedures were effective, with the exceptions noted below.”  Please revise to state clearly, in unqualified language, whether your disclosure controls and procedures were effective or not effective as of the end of the period covered by this report.

Response to Comment 1

The Form 10-K has been revised, in Item 9A(T) of the 10-K Amendment, to clarify the Company’s conclusion that as of the end of the period covered by the Form 10-K, the Company’s disclosure controls and procedures were not effective, for reasons described in the 10-K and the 10-K Amendment.

2.
It appears from your disclosures that you have identified material weaknesses in your internal control over financial reporting, but you have concluded that your disclosure controls and procedures were effective.  Please tell us how these material weaknesses affected your conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose your revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008.

Response to Comment 2

As noted in Response No. 1 above, the disclosure in the 10-K Amendment has been revised to state the conclusion that the Company’s disclosure controls and procedures were not effective as of the end of the period covered by the Form 10-K.

Management’s Annual Report on Internal Control over Financial Reporting, page 23

3.
We note your disclosure that “management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting may not be effective.”  Please revise to state clearly, in unqualified language, whether your internal control over financial reporting was effective or not effective as of December 31, 2008.

Response to Comment 3

The language has been revised, in Item 9A(T) of the 10-K Amendment, to clarify that the Company’s internal controls over financial reporting were not effective as of the end of the period covered by the Form 10-K.

4.
We note your material weakness disclosure stating that you do not have formal internal control policies and procedures.  Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your internal control over financial reporting.  In the alternative, if your evaluation was not completed you should clearly sate that you cannot conclude whether your internal controls over financial reporting are effective or ineffective for as of December 31, 2008.  In addition, your disclosure should (i) discuss the fact that you did not evaluate your internal controls over financial reporting, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of internal controls over financial reporting including when you expect the evaluation to be completed.

Response to Comment 4

During all of 2008 and as of December 31, 2008, the Company was a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.  The Company had no cash or other assets at December 31, 2007 and no cash or other assets at the end of each of its 2008 quarters and at December 31, 2008.  The Company had no revenue for the year, had no employees during 2008, and did not engage in any active business operations during the year.  The Company’s net loss for 2008 of $66,865 consisted of general and administrative expenses of (i) $31,866, primarily comprised of professional fees incurred to prepare the Company’s financial statements and submit regulatory filings required to maintain the Company’s status as a public company, and (ii) interest expense of $34,999, which constituted interest on outstanding promissory notes of the Company.

The evaluation of the Company’s internal controls over financial reporting as of December 31, 2008, was conducted by the chief executive officer and chief financial officer, who joined the Company on February 24, 2009.  In connection with the evaluation of the effectiveness of the Company’s internal controls over financial reporting, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework."  The COSO framework acknowledges that in terms of the framework’s five general internal control components (control environment; risk assessment; control activities; information and communication; and monitoring), application of the components of the framework in small entities may be less formal and less structured than in mid-sized and larger entities.

In light of the Company’s absence of business activities and cash during 2008, management identified each transaction and event during 2008 that affected the Company’s financial statements.  Management determined that there were fewer than 30 such transactions and events, primarily consisting of (i) interest payments on outstanding loans, (ii) additional advances made to the Company during 2008, as described in the Form 10-K, and (iii) payments to outside professional services providers such as accountants and attorneys in connection with preparation of the Company’s financial statements and regulatory filings required to maintain the Company’s status as a public company.  As part of risk assessment and response, management reviewed all documentation relating to each such event and transaction to determine that the event or transaction was properly reflected in the Company’s financial statements.  Management determined that the person who was the chief executive officer and the chief financial officer of the Company during 2008 was aware of and was directly involved in performing the procedures and action involved in each of the transactions and events reviewed, had knowledge of those transactions and events, and therefore was able to assess the inclusion of information relating to those transactions and events in the Company’s financial statements.  During 2008, there were no other personnel involved in these transactions and events other than the CEO/CFO, and a result management was not required to evaluate or assess the conduct of other employees or personnel involved in those transactions and events.  The chief financial officer also reviewed all bank statements of the Company during 2008 to determine that the bank statements reflected the transactions that were reviewed.  In connection with the process of preparing the Form 10-K for the 2008 year, management ensured that such transactions and events were addressed and reflected in the Form 10-K.  In addition, management determined that throughout 2008, the Company had a practice of regular interactions with its outside independent registered public accounting firm and outside counsel concerning preparation of financial statements and SEC filings during 2008.  Pursuant to the Company’s policy and practice, in connection with preparation of the Form 10-K, the chief executive officer and chief financial officer had customary interactions with the Company’s independent registered public accounting firm and outside counsel concerning preparation of the Form 10-K and the financial statements included in the Form 10-K.

In the course of its evaluation, management determined that there were a number of weaknesses, and the additional disclosure in the 10-K Amendment identifies areas and weakness and measures that the Company is taking and intends to take in order to address those weaknesses.

Changes in Internal Controls, page 23

5.
Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, not “during the last fiscal year,” in accordance with Item 308(c) of Regulation S-K.

Response to Comment 5

The language has been revised, in the last paragraph of Item 9A(T) of the 10-K Amendment under the heading “Changes in Internal Controls,”  to disclose that there were no changes in the Company’s internal controls over financial reporting during the last fiscal quarter of 2008.

Section 302 Certifications

6.	We note that your Section 302 certification did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
● you replaced the word “registrant” with “small business issuer” in various instances
● you replaced the phrase “the registrant’s other certifying officer(s) and I” with “I” in various instances
● the head note to paragraphs 4 and 5 do not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
● you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K. Please revise your certifications to address the issues above.

Response to Comment 6

The Section 302 certifications included with the 10-K Amendment have been revised as requested by the Staff.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 4.  Controls and Procedures, page 11

7.
We note that a partial definition of disclosure controls and procedures was provided.  The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.  Refer to Exchange Act Rule 13a-15(e)..

Response to Comment 7

The language has been revised, in Item 4 of the 10-Q Amendment, provide the entire definition, along with disclosure concerning the Company’s conclusions regarding effectiveness with respect to the various components.

Change in Internal Controls, page 11

8.
We note your disclosure on page 23, of your most recent Form 10-K that on February 24, 2009, as part of apparent improvements to your internal controls over financial reporting, you hired a full-time Chief Financial Officer to implement and oversee internal controls over financial reporting.  Please reconcile this disclosure with your disclosure herein that states that there were no changes to your internal controls over financial reporting during your first fiscal quarter.

Response to Comment 8

The retention of a full-time chief financial officer was disclosed in the Company’s Annual Report on Form 10-K, and the Company did not repeat the disclosing in the original Form 10-Q.  However, the Company has revised the disclosure in the 10-Q Amendment, in Item 4 under the heading “Changes in internal controls,” to disclose the hiring of a chief financial officer as an improvement to the Company’s internal controls over financial reporting.

Section 302 Certifications

9.	We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
● paragraph 1 of exhibit 31.1 identifies the wrong periodic report (i.e., Form 10-K instead of Form 10-Q)
● you replaced the word “registrant” with “small business issuer” in various instances
● you replaced the phrase “the registrant’s other certifying officer(s) and I” with “I” in various instances
● the head not to paragraph 4 and 5 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
● you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K. Please revise your certifications to address the issues above. Please note that a full amendment would be required.

Response to Comment 9

The Section 302 certifications included with the 10-Q Amendment have been revised as requested by the Staff.

The Company acknowledges that:

●  Octus is responsible for the adequacy and accuracy of the disclosures in the filings;

●  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●  Octus may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (530) 546-0200, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Christian J. Soderquist
Christian J. Soderquist Chief Executive Officer Octus, Inc.